ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 River Place
(No. and Street)

Lexington	Virginia	24450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Moreschi (540) 460-3720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue #750	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13030938

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Presidio Securities, Inc. , as

of December 31 , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Moreschi
Signature

Principal
Title

Lila Grace Rogers #366514
Notary Public
expires 8-31-13

LILA GRACE ROGERS
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC
CPA
ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of Presidio Securities, Inc. ("Company") as of December 31, 2012 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Securities, Inc. as of December 31, 2012 and the results of its operations, stockholders' equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2013

PRESIDIO SECURITIES, INC.

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	33,975
Deposit - FINRA account		163
Other assets		1,752
Total assets	$	35,890

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilites:		
Accounts payable and accrued expenses	$	3,764
Total liabilities	$	3,764
Stockholders' equity:		
Common stock: no par value, 1,000,000 shares authorized 200 shares issued and outstanding	$	2,000
Additional paid-in-capital		150,000
Distributions		(214,434)
Retained earnings		94,560
Total stockholders' equity	$	32,126
Total liabilities and stockholders' equity	$	35,890

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Income
For the year ended December 31, 2012

REVENUE:		
Total revenue	$	52,886
EXPENSES:		
Rent	$	3,000
Professional fees		31,840
General and administrative		4,754
Total expenses	$	39,594
NET OPERATING INCOME	$	13,292
OTHER INCOME/(EXPENSES)		
Other Income	$	1,000
Other Expenses		(319)
NET INCOME	$	13,973

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2012

	Capital Stock	Additional Paid in Capital	Distributions	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2011	**$ 2,000**	**$ 150,000**	**$ (215,524)**	**$ 108,315**	**$ 44,791**
			840	(840)	
Adjusted balance 01/01/2011	2,000	150,000	(214,684)	107,475	44,791
Net loss				(26,638)	(26,638)
Ending balance December 31, 2011	**$ 2,000**	**$ 150,000**	**$ (214,684)**	**$ 80,837**	**$ 18,153**
			250	(250)	-
Net income				13,973	13,973
Ending balance Decemeber 31, 2012	**$ 2,000**	**$ 150,000**	**$ (214,434)**	**$ 94,560**	**$ 32,126**

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	13,973
Adjustments to reconcile net income to net cash provided/(used) in operating activities:		
(Increase) decrease in:		
Accounts Payable	$	1,074
Receivable from NTMS		(1,652)
Deposit - FINRA		450
Total adjustments	$	(128)
Net cash provided in operating activities	$	13,845
Increase in cash	$	13,845
Cash - beginning of year	$	20,130
Cash - end of period	$	33,975

Supplemental disclosure of cash flow information

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

Note 1: Organization

Presidio Securities, Inc. (the Company) was approved on December 1, 2011 as a domestic corporation in the State of Virginia. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, with FINRA and with the state of Virginia. On April 30, 2010, The Company had obtained a continuance in membership agreement with FINRA with regards to the sale of more than 75% of the firm to D.S. Sigurd VBT, a trust whose beneficial owner is Mr. Edward Armand.

The Company does not hold or maintain funds or securities or provide clearing services to other broker-dealer(s) and is currently approved to do business as a mutual fund retailer and broker or dealer selling variable life insurance or annuities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2012, the Company had the cash balance of $33,976.

Revenue Recognition

The Company generates income from trailing fees (12b-1) as concessions and related brokerage fees as transaction fees. Company recognizes revenue when the transactions are completed and the 12b-1 fees are received.

Note 2: Summary of Significant Accounting Policies (cont.)

Professional fees

At present the Company has a total of 2 registered representatives working as independent contractors and paid as professional services. As of December 31, 2012, the Company paid $31,840 for professional fees.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2012.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4: Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Note 5: Fair Value (cont.)

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital and net capital requirements of approximately $30,212 and $5,000 respectively. The Company's net capital ratio was 12.46% which is less than 15:1.

PRESIDIO SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

Note 7: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting

Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2012, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	After January 01, 2013
2011-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2011-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2012
2011-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2011

Note 7: Recently issued accounting standards (cont.)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $250.00/month or $3,000.00/year. While the agreement runs for twelve months (November 1 to October 31) it does not contain termination language that would obligate the Company to pay beyond the current month.

Note 9: Subsequent Events

These financial statements were approved by management and available for issuance on February 15, 2013. Subsequent events have been evaluated through this date.

PRESIDIO SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2012

	Focus 12/31/12		Audit 12/31/12		Change	
Stockholders' equity, December 31, 2012	$	32,126	$	32,126	$	-
Subtract - Non allowable assets:						
Other asset		(1,914)		(1,914)		-
Tentative net capital	$	30,212	$	30,212		-
Haircuts:		-		-		-
NET CAPITAL	$	30,212	$	30,212	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	25,212	$	25,212	$	-
Aggregate indebtedness	$	3,764	$	3,764	$	-
Ratio of aggregate indebtedness to net capital		12.46%		12.46%		

There was no difference noted between the Audit and Focus report as of December 31, 2012.

The accompanying notes are an integral part of these financial statements

PRESIDIO SECURITIES , INC.
December 31, 2012

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements


CERTIFIED PUBLIC
CPA
ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Presidio Securities, Inc.
Lexington, Virginia

In planning and performing our audit of the financial statements of Presidio Securities, Inc. for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Presidio Securities Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Presidio Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2013